UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of November 2024

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

P.V. Nano Cell Ltd. Announces Intention to Deregister its Ordinary Shares

Midgal HaEmek, November 4, 2024 — P.V. Nano Cell Ltd. (“PVN” or the “Company”), a conductive paste and ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive pastes and inks for digital conductive printing applications, mainly screen printing and novel printing technologies for the solar industry, announced today its intention to deregister its ordinary shares, par value NIS 0.01, and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended.

The Board of Directors’ decision to deregister its ordinary shares and suspend reporting obligations was made after careful consideration of several factors, including reduced compliance expenses associated with being a public reporting company. The Company’s Board of Directors believes that the deregistration, and the related suspension of reporting obligations, will reduce the Company’s administrative expenses and enable the Company to focus on operational matters that more directly impact shareholder value.

The Company anticipates that the termination of registration will become effective within 90 days following the filing of Form 15 with the U.S. Securities and Exchange Commission (“SEC”). Upon filing Form 15, the Company’s obligation to file certain reports, including Form 20-F and Form 6-K, with the SEC, will immediately be suspended.

The Company reserves the right to delay or withdraw the filings for any reason prior to effectiveness.

This report contains “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements express the current intent, belief or expectations of the Company and its management. Any such forward-looking statements involve a number of risks, uncertainties and assumptions that could materially affect actual results, performance or achievements, including the risks and uncertainties identified in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2024	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

2